May 16, 2006
Mr. Max Webb
Ms. Kathleen Krebs
Mr. William Bennett
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Burger King Holdings, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed May 2, 2006 File No. 333-131897
Dear Mr. Webb, Ms. Krebs and Mr. Bennett:
     This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated May 11, 2006 (the “Comment Letter”) regarding the above-referenced Amendment No. 3 (“Amendment No. 3”) to the registration statement on Form S-1 of Burger King Holdings, Inc. (the “Registrant”) filed on May 2, 2006 (the “Registration Statement”). In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 4 (“Amendment No. 4”) to the Registration Statement.
     As previously discussed with Mr. Bennett, please find enclosed three copies of Amendment No. 4 marked to show changes from Amendment No. 3. The changes reflected in Amendment No. 4 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.
     Set forth below are responses to the Staff’s comments numbered 1 through 5, as set forth in the Comment Letter. Page references in this letter correspond to the page numbers in the marked copy of Amendment No. 4.

Page 2	May 16, 2006
General
1.	We note the disclosure that Goldman, Sachs & Co. maybe deemed to be an affiliate of the company under Rule 2720 of the NASD’s Conduct Rules. We also note that the Goldman Sachs Funds, which are affiliates of Goldman, Sachs & Co., beneficially own 30.24% of the company’s shares, have been one of three sponsors of the company, have the right to appoint two members to the board of directors and have other corporate governance rights. If Goldman, Sachs & Co. intends to be a market-maker with respect to the securities being registered, please provide your analysis as to why such market-making activities do not require registration and the delivery of a market-making prospectus.

Goldman, Sachs & Co. has informed the Registrant that Goldman, Sachs & Co. does not intend to act as a market maker with respect to the securities being registered.
Dilution, page 30
2.	Reference is made to the line item “adjusted net tangible book value per share as of March 31, 2006 (excluding this offering).” It appears your computation of $(7.52) per share includes the impact of the 25,000,000 IPO shares. Excluding the IPO shares, the adjusted net tangible book value per share would instead be approximately $(9.27). Please revise the dilution computation, or supplementally advise.

The Registrant has revised the disclosure to comply with the Staff’s comment. See page 30.
Principal and Selling Stockholders, page 108
3.	Please list in the table the number of shares being offered by each selling shareholder if the underwriters exercise their option to purchase the selling shareholders’ shares.

The Registrant has revised the disclosure to comply with the Staff’s comment. See page 108.
Financial Statements
Age of Financial Statements
4.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

The Registrant will continue to comply with the financial statement updating requirements of Rule 3-12 of Regulation X.

Page 3	May 16, 2006
Accountants’ Consents
5.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Amendment No. 4 contains, and future amendments will contain, a currently dated accountants’ consent and the Registrant acknowledges its obligation to retain manually signed consents under Rule 402 of Regulation C. See Exhibit 23.1.

Page 4	May 16, 2006
     We are grateful for your assistance in this matter. Please do not hesitate to call me at 212-450-4500, or my colleagues Deanna Kirkpatrick at 212-450-4135 and Christopher Schell at 212-450-4011, with any questions you may have with respect to the foregoing.
     Please acknowledge receipt of this filing by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.
Very truly yours,
/s/ Jeffrey Small
Jeffrey Small

cc w/ encl.:	Beverly Singleton Securities and Exchange Commission

cc w/o encl.:	Anne Chwat, Esq. Burger King Holdings, Inc. Philip Smith KPMG LLP William F. Gorin, Esq. Cleary Gottlieb Steen & Hamilton LLP